UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Chimerix, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Michael T. Andriole

President and Chief Executive Officer

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, North Carolina 27713

(919) 806-1074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Jason L. Kent Kevin Cooper Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Chimerix, Inc., a Delaware corporation (“Chimerix” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025, relating to the Tender Offer Statement on Schedule TO filed by Pinetree Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz”), with the SEC on March 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Chimerix, in exchange for $8.55 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 21, 2025 and the related letter of transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “Annual and Quarterly Reports” on page 44 of the Schedule 14D-9 as follows:

“Expiration of the Offering Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025 (the “Expiration Date”), and was not extended. Jazz and Purchaser were advised by Computershare Trust Company, N.A., the depository for the Offer that, as of the Expiration Date, a total of 84,845,016 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.4% of the issued and outstanding Shares as of the Expiration Date. As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser expects to promptly accept for payment, on April 21, 2025, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. Jazz will cause Depository to pay, as promptly as practicable, for all Shares accepted for payment pursuant to the Offer. Following acceptance for payment of the Shares, Purchaser will own a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Chimerix’s stockholders. Accordingly, Jazz expects to effect the Merger on April 21, 2025, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Chimerix, with Chimerix continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Jazz.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Jazz and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Chimerix’s reporting obligations under the Exchange Act as promptly as practicable.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chimerix, Inc.

	By:	/s/ Michael T. Andriole
	Name:	Michael T. Andriole
	Title:	President and Chief Executive Officer

Dated: April 18, 2025

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